Exhibit 99.1

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

August 30, 2024

Dear Stockholder:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders of StealthGas Inc., which will be held on Wednesday, October 9, 2024 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The following Notice of the 2024 Annual General Meeting of Stockholders and 2024 Proxy Statement describe the items to be considered by the stockholders at the meeting and contain certain information about our company and its officers and directors.

We are pleased to provide our proxy materials to our stockholders over the Internet. On or about August 30, 2024, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2024 Proxy Statement, 2023 Annual Report and voting instructions are available online. As more fully described in that Notice, stockholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our stockholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2024 Annual General Meeting of Stockholders, 2024 Proxy Statement and proxy card or voting instruction card and 2023 Annual Report will be sent to you.

Whether or not you are able to attend the 2024 Annual General Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on October 9th.

Sincerely,

Michael G. Jolliffe
Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON OCTOBER 9, 2024

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form and the Company’s 2023 Annual Report to Stockholders are available at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2024 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2024 ANNUAL MEETING.

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, October 9, 2024

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Stockholders of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Wednesday, October 9, 2024, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece for the following purposes:

1.	to elect one director to hold office until the annual meeting of stockholders in 2027 and such director’s successor has been duly elected and qualified;

2.	to ratify the appointment of our independent auditors; and

3.	to transact such other business as may properly come before the 2024 Annual Meeting and any adjournments or postponements thereof.

During the 2024 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2023. Copies of our audited consolidated financial statements are contained in our 2023 Annual Report to Stockholders, which is being made available to stockholders together with the accompanying proxy statement. Our 2023 Annual Report to Stockholders is also available on our website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

Only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on August 19, 2024 will be entitled to receive notice of, and to vote at, the 2024 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2024 Annual Meeting. Whether or not you expect to attend the 2024 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2024 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

Harry Vafias
President and Chief Executive Officer
Athens, Greece
August 30, 2024

STEALTHGAS INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

PROXY STATEMENT FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

To be held on Wednesday, October 9, 2024

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of StealthGas Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2024 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Wednesday, October 9, 2024, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece and at any adjournments or postponements thereof.

On or about August 30, 2024, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2024 Proxy Statement, 2023 Annual Report and voting instructions are available online.

VOTING METHODS

Internet Voting

All stockholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All stockholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Equiniti Trust Company, LLC, you are considered the “stockholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2024 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2024 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the nominee for director described herein, (ii) for the ratification of the appointment of our independent auditors and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2024 Annual Meeting or any adjournments or postponements thereof.

Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the 2024 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2024 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2024 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on August 19, 2024 will be entitled to notice of, and to vote at, the 2024 Annual Meeting or any adjournments or postponements thereof. On that date there were 36,741,373 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2024 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2024 Annual Meeting will constitute a quorum at the 2024 Annual Meeting.

Assuming that a quorum is present at the 2024 Annual Meeting, the director will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2024 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the directors or the outcome of the vote on other proposals.

PROPOSAL ONE — ELECTION OF DIRECTORS

Our Board currently consists of four directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. Our Board of Directors has determined that Michael G. Jolliffe, Markos Drakos and John Kostoyannis are each independent, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Mr. Harry N. Vafias is the Class III director whose term expires this year. Mr. Vafias is standing for election as a director at the 2024 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2027. Mr. Vafias has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominee from serving if elected. If the nominee becomes unable to stand for election as a director at the 2024 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of the nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the election of the following nominee for director.

NOMINEE FOR ELECTION

Name	Age(1)	Positions	Director Since
Harry N. Vafias	46	President, Chief Executive Officer, Chief Financial Officer and Class III Director — Term to Expire in 2027	2004

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Markos Drakos	64	Class I Director — Term to Expire in 2026(2)	2006
Michael G. Jolliffe	74	Chairman of the Board, Class II Director — Term to Expire in 2025(2)	2004
John Kostoyannis	58	Class II Director — Term to Expire in 2025(2)	2010

(1)	As of July 31, 2024.
(2)	Member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Nominee for Election

The Board of Directors has nominated the following individual to serve as director:

Class III Director

Harry N. Vafias

President, Chief Executive Officer, Chief Financial Officer and Director

Harry N. Vafias has been our President and Chief Executive Officer and a member of our Board of Directors since our inception in December 2004 and our Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. He is also Chief Executive Officer and Chairman of Imperial Petroleum Inc. following its spin-off from the Company and Nasdaq listing in December 2021, and the Non-Executive Chairman of C3is Inc. following its spin-off from Imperial Petroleum and Nasdaq listing in June 2023. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Directors Continuing in Office

The following directors will continue in office:

Class I Director

Markos Drakos

Director

Markos Drakos has been a member of our Board of Directors since 2006 and Chairman of our Audit Committee. In 1988, Mr. Drakos co-founded Touche Ross & Co (Cyprus), later renamed Deloitte & Touche, Nicosia, and served as co-managing partner of the company’s Nicosia office in Cyprus until 2002. Following the December 2002 reorganization of Deloitte & Touche, Nicosia, Mr. Drakos founded Markos Drakos Consultants Group which encompasses several companies offering services, mainly in the Advisory, Fiduciary, Accounting, Taxation and Investments areas. Mr. Drakos also served as Vice Chairman of the Cyprus Telecommunications Authority, the leading telecommunications company in Cyprus from 2000 to 2003. Mr. Drakos has also served as a member of the Offshore, Shipping & Foreign Investment Committee of the Institute of Certified Public Accountants of Cyprus. Mr. Drakos received a Bachelor of Science degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Institute of Certified Public Accountants of Cyprus.

Class II Directors

Michael G. Jolliffe

Chairman of the Board

Michael G. Jolliffe has been Chairman of our Board of directors since 2004. He is a Director of a number of companies in shipping, agency representation, shipbroking and capital services. Mr. Jolliffe is Co-Founder and Vice Chairman of Tsakos Energy Navigation Ltd, a crude oil and product carrier and LNG shipping company listed on the New York Stock Exchange. He is CEO of Tsakos Containers Navigation Ltd. He is also Chairman of the Wighams Group of companies, owning companies involved in shipbroking, agency representation and capital market businesses.

John Kostoyannis

Director

John Kostoyannis has been a member of our Board of Directors since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics. Mr. Kostoyannis has also been a member of the Board of Directors of Imperial Petroleum Inc. and C3is Inc., which are both listed on the Nasdaq Capital Market, since November 2021 and June 2023, respectively.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Certified Public Accountants S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2024. The Board recommends approval by our stockholders of the appointment of Deloitte Certified Public Accountants S.A. as our auditors for the fiscal year ending December 31, 2024.

Representatives of Deloitte Certified Public Accountants S.A. are expected to be present at the 2024 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Certified Public Accountants S.A. has been our independent auditors since 2004 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Deloitte Certified Public Accountants, S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

Principal Accounting Fees and Services

The following table shows the total fees paid or accrued by us for audit and other services provided by Deloitte Certified Public Accountants S.A., independent registered public accounting firm, which we refer to as Deloitte, for the fiscal years ended December 31, 2022 and 2023 and breaks down these amounts by the category of service.

(In thousands of U.S. Dollars)	2023	2022
Audit fees	$308	$326
Further assurance/audit related fees	—	—
Tax fees	—	—
Other fees	—	—

Total	$308	$326

Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our financial statements included herein, (ii) the review of our quarterly financial information and (iii) services provided in 2022 in connection with the issuance of consents and assistance with and review of documents filed with the SEC.

Further Assurance /Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2023 and 2022.

Tax Fees

Deloitte did not provide any tax services in 2023 and 2022.

Other Fees

Deloitte did not provide any other services that would be classified in this category in 2023 and 2022.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.

Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.

Approval for other permitted non-audit services has to be sought on an ad hoc basis.

Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2024.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.stealthgas.com.

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.stealthgas.com under the heading “Investor Relations-SEC Filings” or by writing to the attention of Harry Vafias, President, Chief Executive Officer and Chief Financial Officer, StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Harry N. Vafias, our President, Chief Executive Officer and Chief Financial Officer, or Konstantinos Sistovaris will be voted at the 2024 Annual Meeting or any adjournments or postponements thereof FOR the election of the director nominee to the Board named on the proxy card or voting instruction form and FOR the ratification of the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2024 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and Annual Report to Stockholders should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address.

In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to Stockholders to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to Stockholders to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and Annual Report to Stockholders, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to StealthGas Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.